                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                             GREENBRIAR CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  393648-10-0
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                                 (CUSIP Number)

          SYLVIA M. GILLEY, 4265 KELLWAY CIRCLE, ADDISON, TEXAS 75244
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                FEBRUARY 1, 1997
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            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Check the following box if a fee is being paid with the statement.[_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 393648-10-0                   13D                PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sylvia Gilley (SS# ###-##-####)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4

      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                               536,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  1,371,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               536,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               1,371,800
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                    1,371,800
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

               20.1%
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      TYPE OF REPORTING PERSON*
14

                IN
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ITEM 1.    SECURITY AND ISSUER.

       This statement relates to common stock, par value $0.01 per share of Greenbriar Corporation (the "Issuer"), with principal executive offices at 4265 Kellway Circle, Addison, Texas 75244.

ITEM 2.    IDENTITY AND BACKGROUND.

       This statement is filed with respect to the acquisition of the right to acquire 337,500 shares of common stock of the Issuer upon the conversion of 675,000 shares of Series D Preferred Stock, which right was approved by the stockholders on September 16, 1996 and becomes exercisable on April 1, 1997. The shares issuable upon conversion are owned beneficially and of record by The April Trust, a grantor trust established June 15, 1993, of which Sylvia M. Gilley and her husband, James R. Gilley, are the grantors, trustees and beneficiaries. This statement also reports the disposition of 9.700 shares of common stock from the April Trust to trust for two of the Gilley's grandchildren. This statement is also filed with respect to the beneficial ownership of 1,371,800 shares of common stock, consisting of (i) the 337,500 shares described above, (ii) 536,000 shares owned of record and beneficially of Mrs. Gilley, (iii) 390,300 shares held of record by The April Trust, and (iv) 108,000 shares issuable to the Trust upon exercise of warrants. The following information is provided with respect to the undersigned: There is no change in
Section 2(a) through (f).

ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       Shares of Series D Preferred Stock are convertible into Common Stock at the rate of two shares of Series D Preferred Stock for one share of Common Stock. No additional payment is required.

ITEM 4.    PURPOSE OF TRANSACTION.

       The shares of Series D Preferred Stock were acquired in April 1996 by the registrant in connection with the contribution to the Issuer of a shopping center property in exchange for the shares. Such contribution was made in order to enable the acquisition by the Issuer of Wedgwood Retirement Inns, Inc. on a nontaxable basis to Wedgwood and its stockholders.

       The Trust has no present intention to convert the Series D Preferred Stock into Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) The undersigned owns of record and beneficially 1,371,800 shares representing approximately 20.1% of shares outstanding. The spouse of the undersigned owns, directly and indirectly, a total of 2,347,363 shares of the Issuer's common stock. Together they own 2,883,363 shares, representing approximately 39.5% of shares outstanding. Except for the 835,800 shares held in trust, the undersigned and her spouse disclaim any beneficial ownership in the shares owned of record by the other.

      (b)  The undersigned has sole power to vote and dispose of 536,000 shares.

      (c)  Not applicable.

      (d)  Not applicable.
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      (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENT, UNDERSTANDINGS AND RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

       No change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

       None.


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 1997                     /s/ Sylvia M. Gilley
                                            -------------------------------
                                            Sylvia M. Gilley



       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).